Exhibit (a)(1)(x)
AMENDMENT NO. 3
TO
OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING ORDINARY SHARES INCLUDING ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES
OF
SKY SOLAR HOLDINGS, LTD.
AT
$0.30 PER ORDINARY SHARE
AND
$6.00 PER AMERICAN DEPOSITARY SHARE
BY
SQUARE ACQUISITION CO.
A WHOLLY OWNED SUBSIDIARY OF
SQUARE LIMITED
Japan NK Investment K.K.
IDG-Accel China Capital L.P.
IDG-Accel China Capital Investors L.P.
Jolmo Solar Capital Ltd.
CES Holding Ltd.
Jing Kang
Bin Shi
Sino-Century HX Investments Limited
Kai Ding
TCL Transportation Holdings Limited
Esteem Venture Investment Limited
Mamaya Investments Ltd
Xanadu Investment (H.K.) Limited
Abdullateef A. AL-Tammar
Development Holding Company Ltd.
Bjoern Ludvig Ulfsson Nilsson

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON AUGUST 28, 2020, UNLESS THE OFFER IS EXTENDED.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements, as set forth below, the Offer to Purchase, dated July 6, 2020 (together with any amendments or supplements thereto, including Amendment No. 1 dated July 24, 2020, Amendment No. 2 dated July 27, 2020 and this Amendment No. 3, the “Offer to Purchase”), relating to the Offer (as defined herein) made by Square Acquisition Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Purchaser”) and a wholly owned subsidiary of Square Limited, itself an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), which upon consummation of the Offer shall be wholly owned by Japan NK Investment K.K., a joint stock company organized under the laws of Japan (“JNKI”), IDG-Accel China Capital L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CC”), IDG-Accel China Capital Investors L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CCI”, and together with IDG CC, “IDG”), Jolmo Solar Capital Ltd., a limited company organized under the laws of the British Virgin Islands (“Jolmo”), CES Holding Ltd., a

limited company organized under the laws of Hong Kong (“CES”), Jing Kang, a natural person and citizen of Canada, Bin Shi, a natural person and citizen of the People’s Republic of China, Sino-Century HX Investments Limited, an exempted company with limited liability organized under the laws of the Cayman Islands (“SCHI”), Kai Ding, a natural person and citizen of the People’s Republic of China, TCL Transportation Holdings Limited, a limited company organized under the laws of the British Virgin Islands (“TCL”), Esteem Venture Investment Limited, a limited company organized under the laws of the British Virgin Islands (“Esteem”), Mamaya Investments Ltd, a limited company organized under the laws of the British Virgin Islands (“Mamaya”), Xanadu Investment (H.K.) Limited, a company incorporated with limited liability under the laws of Hong Kong (“Xanadu”), Abdullateef A. AL-Tammar, a natural person and citizen of Kuwait, Development Holding Company Ltd., an exempted company with limited liability organized under the laws of the Cayman Islands (“DHCL”) and Bjoern Ludvig Ulfsson Nilsson, a natural person and citizen of Sweden (JNKI, IDG, Jolmo, CES, Jing Kang, Bin Shi, SCHI, Kai Ding, TCL, Esteem, Mamaya, Xanadu, Abdullateef A. AL-Tammar, DHCL and Bjoern Ludvig Ulfsson Nilsson, collectively with Parent and Purchaser, the “Offeror Group”). Offeror Group offered to purchase all of the issued and outstanding ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) including all Ordinary Shares represented by American depositary shares (the “ADSs,” each representing twenty Ordinary Shares), of Sky Solar Holdings, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“SKYS” or the “Company”) not currently owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer), at a price of $0.30 in cash per Ordinary Share, or $6.00 in cash per ADS, net to the seller in cash, without interest and less any ADS cancellation fees and other related fees and withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal for Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”) which, together with any amendments or supplements, collectively constitute the “Offer.” All capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Offer to Purchase.
This Amendment No. 3 should be read together with the Offer to Purchase and the Letters of Transmittal. All references to and requirements regarding the Offer to Purchase and the Letters of Transmittal shall be deemed to refer to the Offer to Purchase, as amended and supplemented by this Amendment No. 3, and the Letters of Transmittal, respectively. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.
If you desire to tender your Ordinary Shares and/or ADSs pursuant to the Offer and you are required to deliver a Share Letter of Transmittal or an ADS Letter of Transmittal as described in the Offer to Purchase under “The Offer — 3. Procedures for Accepting the Offer and Tendering Shares,” you must still use the Share Letter of Transmittal or ADS Letter of Transmittal previously mailed to you. If you have already properly tendered your Ordinary Shares and/or ADSs pursuant to the Offer, you need not to take further action. Tenders of Ordinary Shares or ADSs (whether previously or hereafter delivered) may only be withdrawn in the manner described in the Offer to Purchase.
August 20, 2020

The Offer to Purchase is hereby amended and supplemented as follows:
The second full paragraph on page ii of the Offer to Purchase is amended and supplemented as follows. The following sentence is inserted prior to the last sentence:
“In light of the availability of the Debt Financing, the Offeror Group announces that as of August 20, 2020, the Financing Condition has been satisfied.”
The section of the Offer to Purchase entitled “Summary Term Sheet” is amended and supplemented as follows. The response set forth on pages 1 and 2 in response to the question “Do you have the financial resources to make payment?” is deleted in its entirety and replaced with the following:
“On July 24, 2020, the Offeror Group was made aware of certain legal proceedings commenced in the Cayman Islands that sought to, among other things, enjoin the debt financing arrangements contemplated by a commitment letter that the Purchaser obtained from Daiwa Energy & Infrastructure Co. Ltd.in an aggregate amount of 4.3 billion Japanese Yen, or approximately $40 million (the “Debt Financing”), which would be sufficient to fund the purchase of all the Ordinary Shares and ADSs in the Offer and complete the Merger, and pay related transaction fees and expenses. In light of these legal proceedings, on July 27, 2020, the Offeror Group deemed it appropriate to extend the Expiration Date of the Offer in order to monitor and consider the impact of such proceedings on the Debt Financing, and concurrently explore the procurement of alternative debt and/or equity financing in order to pay the Offer Price for Ordinary Shares and ADSs validly tendered and not properly withdrawn together with the merger consideration. On August 13, 2020, the legal proceedings were fully discharged with immediate effect. As a result of such discharge, the Offeror Group has determined that there is no impact of such proceedings on the Debt Financing. Accordingly, the Offeror Group shall continue to pursue the Debt Financing and intends to use the proceeds thereof to pay the Offer Price for Ordinary Shares and ADSs validly tendered and not properly withdrawn together with the merger consideration. See “The Offer — Section 9. Source and Amount of Funds” and The Offer — 13. Certain Legal Matters; Regulatory Approvals” for additional information.”
The section of the Offer to Purchase entitled “Summary Term Sheet” is amended and supplemented as follows. The response set forth on page 2 in response to the question “What are the most significant conditions to the Offer?” is amended and supplemented to add the following sentence at the end of the third paragraph of such response:
“In light of the availability of the Debt Financing, the Offeror Group announces that as of August 20, 2020, the Financing Condition has been satisfied.”
The third full paragraph of the section of the Offer to Purchase entitled “Introduction” is amended and supplemented as follows. The following sentence is inserted prior to the last sentence:
“In light of the availability of the Debt Financing, the Offeror Group announces that as of August 20, 2020, the Financing Condition has been satisfied.”
The first paragraph under “The Offer — 9. Source and Amount of Funds,” is amended and supplemented as follows. The following sentence is added after the last sentence:
“In light of the availability of the Debt Financing, the Offeror Group announces that as of August 20, 2020, the Financing Condition has been satisfied.”
The final paragraph under “The Offer — 9. Source and Amount of Funds,” is deleted and replaced with the following:
“On July 24, 2020, the Offeror Group was made aware of certain legal proceedings commenced in the Cayman Islands that sought to, among other things, enjoin the Debt Financing, including the Loan Facility. In light of these legal proceedings, on July 27, 2020 the Offeror Group extended the Expiration Date of the Offer in order to monitor and consider the impact of such proceedings on the Debt Financing, and concurrently explore the procurement of alternative debt and/or equity financing in order to pay the Offer Price for Ordinary Shares and ADSs validly tendered and not properly withdrawn together with the merger consideration. On August 13, 2020, the legal proceedings were fully discharged with immediate effect. As a result of such discharge, the Offeror Group has determined that there is no impact of such proceedings on the Debt Financing. Accordingly, the Offeror Group shall continue to pursue the Debt Financing and intends to use the proceeds thereof to pay the Offer Price for Ordinary Shares and ADSs validly tendered and not properly withdrawn together with the merger consideration. See “The Offer — 13. Certain Legal Matters; Regulatory Approvals” for additional information.”
The section entitled “The Offer — 11. Conditions to the Offer” is amended and supplemented as follow. The following sentence is added as a new paragraph prior to the last paragraph in the section:
“In light of the availability of the Debt Financing, the Offeror Group announces that as of August 20, 2020, the Financing Condition has been satisfied.”
The final paragraph under “The Offer — 13. Certain Legal Matters; Regulatory Approvals”, is deleted and replaced with the following:
“As disclosed under the Form 6-K filed by SKYS on August 3, 2020, on July 30, 2020, the Cayman court, in connection with the Hudson Cayman Proceedings, issued an order (“July 30 Order”) that, among other things, freezed certain of the SKYS’ assets and appointed three receivers (the “Receivers”) to manage the affairs of SSP to protect the value of SSP and prevent any diminution in its value, including by the granting of security over its assets. The July 30 Order also prohibited SKYS from taking any steps in relation to the Debt Financing. The July 30 Order did not prohibit SKYS from dealing with or disposing of its assets in the ordinary course of its business or with prior approval of either the Receivers or the Cayman court.
As disclosed under the Form 6-K filed by the Company on August 14, 2020, on the application of SKYS, on August 13, 2020, the Cayman Islands Court discharged the July 30 Order (the “Discharge”) that had been granted to Hudson Capital in its entirety and with immediate effect.
In light of the Discharge, the Offeror Group has determined that the Hudson Cayman Proceedings have no impact on the Debt Financing. Accordingly, the Offeror Group intends to use the proceeds of the Debt Financing in order to pay the Offer Price for Ordinary Shares and ADSs validly tendered and not properly withdrawn together with the merger consideration.”